AB
3/12

[redacted]

09059784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2009
Washington, DC
110

SEC FILE NUMBER
8- 39788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, 26th Floor
(No. and Street)

New York, (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mara D. Stempler (212) 603-7521
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mara D. Stempler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham Securities Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

FRANK A. PASSANTINO
Notary Public, State of New York
No. 01PA4978986
Qualified in N.Y. County
Commission Expires March 18, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND CFTC REGULATION 1.16 AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

BURNHAM SECURITIES INC.

December 31, 2008

CONTENTS

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Burnham Securities Inc.

We have audited the accompanying statement of financial condition of Burnham Securities Inc. (the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burnham Securities Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

New York, New York
February 27, 2009

Burnham Securities Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$ 173,475
Due from broker	280,545
Commissions receivable	233,437
Securities owned, at fair value	1,073,453
Receivable from affiliate	14,644
Other assets, net	946,311
	$ 2,721,865

LIABILITIES, SUBORDINATED LIABILITY AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 280,962
Accounts payable and accrued expenses	551,059
	832,021
Subordinated liability	300,000
	1,132,021
Stockholder's equity	
Common stock, par value $.01; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	5,670,095
Accumulated deficit	(4,080,261)
Total stockholder's equity	1,589,844
	$ 2,721,865

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF OPERATIONS

Year ended December 31, 2008

Income	
Commissions	$ 6,716,332
Investment banking fees	3,864,622
Concession and distribution fees	903,016
Research fees	233,330
Interest, dividends and others	1,010,528
Losses on principal transactions, net	(3,915,260)
Total income	8,812,568
Expenses	
Employee compensation and benefits	5,544,052
Commissions	3,818,146
Execution, clearance and distribution	1,523,067
Rent and occupancy costs	1,405,947
Communications and technology	614,960
Office maintenance	284,380
Insurance	158,785
Regulatory, memberships and conferences	153,007
Travel and entertainment	150,983
Office supplies and services	134,734
Professional fees	87,450
Advertising and promotions	71,321
Depreciation and amortization	49,296
Other expenses	25,638
Total expenses	14,021,766
NET LOSS	$ (5,209,198)

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2008

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
Balance - January 1, 2008	$10	$4,670,095	$ 1,128,937	$ 5,799,042
Net loss	-	-	(5,209,198)	(5,209,198)
Contributions	-	1,000,000	-	1,000,000
Balance - December 31, 2008	$10	$5,670,095	$(4,080,261)	$ 1,589,844

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

Year ended December 31, 2008

Subordinated liability - January 1, 2008	$300,000
Subordinated liability - December 31, 2008	$300,000

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2008

Cash flows from operating activities	
Net loss	$(5,209,198)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	49,296
(Increase) decrease in operating assets	
Due from broker	152,636
Commissions receivable	131,369
Securities owned, at fair value	4,644,980
Receivable from affiliate	(14,644)
Other assets	(534,253)
Decrease in operating liabilities	
Commissions payable	(28,917)
Accounts payable and accrued expenses	(44,588)
Net cash used in operating activities	(853,319)
Cash flows from investing activities	
Purchase of furniture and fixtures	(29,843)
Net cash used in investing activities	(29,843)
Cash flows from financing activities	
Contributions from shareholder	1,000,000
Net cash provided by financing activities	1,000,000
NET INCREASE IN CASH	116,838
Cash at beginning of year	56,637
Cash at end of year	$ 173,475
Supplementary cash flow information:	
Cash paid during the year for	
Interest	$ 27,395

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF BUSINESS

Burnham Securities Inc. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the National Futures Association ("NFA"). All transactions on behalf of customers are cleared on a fully disclosed basis with its clearing broker, J.P. Morgan Clearing Corp. The Company's customers are located in various regions throughout the United States. The Company participates in various syndicates and underwritings. The Company is wholly owned by Burnham Financial Group Inc. (the "Parent"). The Parent is a holding company that owns an affiliated investment advisor, Burnham Asset Management Corporation ("BAM").

The Company has reported a significant net loss. Management has taken certain steps to reduce compensation and other operating costs for 2009. Management is actively working on opportunities to increase revenues in 2009. The Company's Parent had contributed capital to the Company during 2008 and has committed to provide financial support to the Company and its affiliate of at least $450,000, if needed.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Accounting*

The financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America.

2. *Securities Transactions*

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Realized gains are determined using the specific identification method. Commission income and expenses from customer transactions are recorded on a trade-date basis. Unrealized gains and losses are reflected in income for securities owned and securities sold but not yet purchased. Securities owned and securities sold but not yet purchased are stated at quoted market values with the unrealized gains or losses reflected in income. Investments which are listed on a national securities exchange or the NASDAQ national market are valued at their last sales price. Investments which are not listed are valued at their last closing "bid" price if held "long" by the Company and last closing "asked" price if sold "short" by the Company. Investments not listed on an exchange or for which market quotations cannot be obtained are presented at estimated fair value as determined by

NOTE B (continued)

management of the Company. Restricted securities are valued at market less an adjustment to reflect a discount for the restricted holding period. Subsequent market fluctuations may require purchasing securities sold, but not yet purchased, at prices which may differ from the values reflected on the statement of financial condition. Interest income and expense are recorded on an accrual basis. Dividend income is recognized on the ex-dividend date.

Syndicate, investment banking and other fees are recorded at the time the related transactions are completed and the income is reasonably determinable and assured of collection.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 had no effect on the financial condition or the results of operations of the Company. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

a. Quoted prices for similar assets or liabilities in active markets (for example, restricted stock)
b. Quoted prices for identical or similar assets or liabilities in nonactive markets (examples include corporate and municipal bonds, which trade infrequently)
c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps)
d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans)

NOTE B (continued)

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

3. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. *Advertising and Promotions*

Advertising and promotion costs are expensed as incurred.

5. *Exemption from Rule 15c3-3*

The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

6. *Recent Accounting Pronouncements*

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." FIN 48, which clarifies Statement 109, "Accounting for Income Taxes," established the criterion that an individual tax position has to meet some or all of the benefits of that position to be recognized in the Company's financial statements. On December 30, 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." The FSP defers the effective date of FIN 48, for certain qualifying nonpublic entities, for an enterprise's annual financial statements to fiscal years beginning after

NOTE B (continued)

December 15, 2008, and requires enhanced disclosures of the deferment and policy for evaluating uncertain tax positions. Management believes that the adoption of FIN 48 will not have a significant impact on the Company's financial condition or results of operations.

NOTE C - TRANSACTIONS WITH BROKERS AND DEALERS

The clearing, settlement and custody for the Company's customer and proprietary security transactions are performed by its clearing broker pursuant to a clearing agreement.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. Valuation allowances are recorded for any uncollateralized customer obligations doubtful of collection. As of December 31, 2008, no valuation allowance was required.

It is the policy of the Company to monitor the credit standing of the clearing broker with whom it conducts its business.

NOTE D - SECURITIES OWNED, AT FAIR VALUE

Securities owned, at fair value include common stock in a Chinese real estate developer which the Company received in exchange for exercising warrants. The stock began trading on the NYSE in December 2007. The fair value of the position is $875,182 at December 31, 2008. Additionally, the Company recognized an unrealized loss of $4,005,325 in loss on principal transactions, net, related to the investment.

As required by SFAS 157, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions. The table below sets forth information about the level within the fair values hierarchy at which the Company's investments are measured at December 31, 2008:

NOTE D (continued)

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value	$1,065,169	$8,284	$ -	$1,073,453
	$1,065,169	$8,284	$ -	$1,073,453

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$183,276
Furniture and fixtures	132,004
Leasehold improvements	20,569
	335,849
Less accumulated depreciation and amortization	252,139
	$ 83,710

NOTE F - INCOME TAXES

The Company elected to qualify as an S Corporation under the Internal Revenue Code, and is included in the Parent's combined tax return, which also includes BAM. The shareholders of the Parent are responsible for their proportionate share of federal income taxes. Therefore, no provision for Federal income taxes has been provided in these financial statements. For accounting purposes, the Company is allocated state and local taxes pro rata based upon its contribution of taxable income to the combined group. Under an informal tax sharing arrangement, no tax benefit is allocated to group members with cumulative net operating losses.

NOTE G - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital of $710,714, which exceeded its requirement of $100,000 by $610,714.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in rule 15c3-3.

NOTE H - RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, the Company and BAM share certain expenses primarily for office space and shared personnel. The Company recorded total rent and occupancy costs and employee compensation and benefits of $1,405,947 and $5,544,052, respectively, which included its share of the rent and shared personnel expenses. Additionally, the Company effects portfolio transactions for certain accounts managed by such affiliate. Income related to these accounts amounted to $1,069,711.

The Company has a subordinated loan outstanding from BAM in the amount of $300,000. The loan has a maturity date of October 31, 2011, and an interest rate of 5% per annum. The Company recorded $18,750 in interest on this loan during the year. Included in accounts payable and accrued expenses on the statement of financial condition is approximately $2,500 representing interest payable on this loan at December 31, 2008. Carrying value for this loan approximates fair value based upon the market rate of interest.

This subordinated loan agreement with BAM is approved by the FINRA and is thus available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company received $66,398 in commissions for trade executions from Burnham Investors Trust ("Trust"). As distributor of the Trust, the Company received $127,691 in sales loads and $214,857 in distribution fees.

NOTE I - COMMITMENTS

The Company leases office space under noncancelable operating leases through March 31, 2010, for its branch offices. Future minimum lease payments under the noncancelable operating leases are as follows at December 31:

	Amount
Year ending December 31,	
2009	$54,030
2010	10,308
	$64,338

During 2008, the Company incurred rent expense of $1,075,137, of which $981,872 was allocated from an affiliate for shared office space, as discussed in Note H.

SUPPLEMENTARY INFORMATION

Burnham Securities Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Stockholder's equity per statement of financial condition		$1,589,844
Additions		
Subordinated liabilities		300,000
Nonallowable assets		
Other		(902,852)
Net capital before haircuts		986,992
Haircuts on securities		(276,278)
Net capital		$ 710,714
Aggregate indebtedness		
Commissions payable, net		$ 280,962
Accounts payable and accrued expenses		551,059
		$ 832,021
Ratio of aggregate indebtedness to net capital		117%
Minimum capital required - the greater of 6-2/3% of aggregate indebtedness of $832,021 or $100,000		$100,000
Excess of net capital over minimum requirement		$610,714

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing of December 31, 2008.

Grant Thornton

Grant Thornton

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

BURNHAM SECURITIES INC.

December 31, 2008

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

To the Stockholder of
Burnham Securities Inc.

In planning and performing our audit of the financial statements of Burnham Securities Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry accounts for customers or perform custodial functions relating to customer funds or securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs of this report would not necessarily identify all deficiencies in internal control that might be material weaknesses as defined above. We did not identify any deficiencies in internal control, including control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

GRANT THORNTON LLP

New York, New York
February 27, 2009

Grant Thornton